**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**February 26, 2019**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Exact Sciences Corporation**

**File No. 0-32179 -- CF# 37140**

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Exact Sciences Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2009.

Based on representations by Exact Sciences Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

   Exhibit 10.33   through January 28, 2029


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary